UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April 2006

                      Commission File Number: 0-28856

                     INSTRUMENTATION LABORATORY S.P.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F   X                            Form 40-F
                      -----                                    -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No   X
                                ---         ---

     If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .
                                                 -----

                       INSTRUMENTATION LABORATORY SPA

                             Table of Contents

------------------------------------- ----------------------------------------
ITEM                                            SEQUENTIAL PAGE NUMBER
----                                            ----------------------
------------------------------------- ----------------------------------------
Press Release dated May 10, 2006                           3
------------------------------------- ----------------------------------------

                               PRESS RELEASE

     Milan, Italy, May 10, 2006 - Instrumentation Laboratory S.p.A. (the "Company"). On April 29, 2006, the Company's Deposit Agreement dated October 1996 with The Bank of New York, under which the Company's American depositary receipts were issued, was terminated pursuant to a notice dated March 30, 2006 that was sent to the remaining holders of American depositary shares ("ADSs") evidenced by American depositary receipts of the Company. In connection with the termination, and pursuant to the notice dated March 30, 2006, the Deposit Agreement was also amended to decrease from one year to 90 days the time period that must pass after termination of the Deposit Agreement before the depositary, The Bank of New York, may sell the ordinary shares underlying the ADSs.

     In addition, the depositary has agreed with the Company and Izasa Distribuciones Tecnicas S.A. ("Izasa"), an affiliate of the Company, that as soon as practicable after the expiration of the 90-day period referred to above, the depositary will offer to sell all the ordinary shares deposited under the Deposit Agreement to Izasa for a price of U.S.$ 0.98 per share and, if that offer is accepted, shall then sell all the deposited shares to Izasa for that price, unless the depositary has received an offer from any other person to purchase to deposited shares for a higher price, in which case Izasa will have the right to offer a higher price that that offered by any such other person.

     As a result of the amendment and termination of the Deposit Agreement described above, holders of ADSs of the Company have until July 28, 2006 to surrender their American depositary receipts in order to withdraw the underlying ordinary shares and remain shareholders of the Company. If ADS holders do not surrender their American depositary receipts by that time, such holders will instead be entitled, upon subsequent surrender of their American depositary receipts, to receive the net proceeds from the sale of those shares. The date or dates on which the Depositary will sell remaining deposited shares of the Company has not been determined, but it will not be earlier than July 31, 2006.







About Instrumentation Laboratory

--------------------------------

     Instrumentation Laboratory S.p.A. is a worldwide developer, manufacturer and distributor of critical care and hemostasis in vitro diagnostics instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations.

     CONTACT: Jose Luis Martin, Chief Financial Officer of Instrumentation Laboratory S.p.A. Telephone: +34-93-401-0108.

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INSTRUMENTATION LABORATORY S.P.A.
                                          ------------------------------
                                                             (Registrant)

Dated:  May 10, 2006

                                         By: /s/ Jose Luis Martin
                                             ---------------------------
                                         Name:  Jose Luis Martin
                                         Title: Chief Financial Officer